FORUM FUNDS II

INVESTMENT ADVISORY AGREEMENT

Appendix A

Fund	Fee as a % of the Annual Average Daily Net Assets of the Fund	Effective Date
Jaguar Global Property Fund	0.75%	February 15, 2019

IN WITNESS WHEREOF, the parties hereto have caused this Revised Appendix A to be duly executed all as of February 5, 2020.

FORUM FUNDS II

By:	/s/ Jessica Chase
Jessica Chase
President, Forum Funds II

JAGUAR LISTED PROPERTY LLC

By:	/s/ James Rehlaender
James Rehlaender
CEO, Jaguar Listed Property LLC